
07002109

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
1st Discount Brokerage, Inc.


SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 No. Flagler Drive, Suite 703
(No. and Street)

West Palm Beach	Florida	32401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Corley, Jr. 561-515-3200
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, William H. Corley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or 1st Discount Brokerage, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Public Notary


DAYLI ALEMAN
MY COMMISSION EXPIRES
May 6, 2010
#DD 543898
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountant

Board of Directors and Shareholder
1st Discount Brokerage, Inc.

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1 DB Financial, Inc., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1DB Financial, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 21, 2007

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Cash and cash equivalents	$ 512,158
Clearing deposits with clearing brokers	319,529
Due from clearing brokers	1,642,867
Commissions and rebates receivable	714,630
Accounts receivable	184,268
Note receivable	113,584
Prepaid expenses and other current assets	157,132
Securities purchased, not yet sold	389,289
Furniture and equipment, net of accumulated depreciation of $23,875	3,125
Other non-current assets	107,159
Due from related parties	1,014,478
	$ 5,158,219

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers	$ 250,079
Commissions payable	990,509
Accounts payable	262,525
Accrued expenses	51,624
Total liabilities	1,554,737
Stockholder's equity:	
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings	2,280,986
Total stockholder's equity	3,603,482
	$ 5,158,219

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 13,930,979
Interest and dividend income	979,557
Service charges and other income	517,354
Net realized and unrealized gains	11,096
	15,438,986
Expenses:	
Commissions	9,638,504
Salaries, wages, taxes and benefits	2,216,727
Clearing, execution and other brokerage costs	1,068,593
Other expenses	692,668
Management fees paid parent	420,000
Occupancy costs	359,850
Advertising and marketing	92,285
Depreciation and amortization	51,637
Telephone and communications	66,853
Interest	52,490
	14,659,607
Income before provision for income tax expense	779,379
Federal and state income tax expense	295,172
Net income	$ 484,207

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2006	1,250	$ 1,322,496	$ 1,796,779	$ 3,119,275
Net income	-	-	484,207	484,207
Balance, December 31, 2006	1,250	$ 1,322,496	$ 2,280,986	$ 3,603,482

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flow from operating activities:	
Net income	$484,207
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	51,638
Increase or decrease in assets and liabilities:	
Increase in cash deposit with clearing brokers	(11,317)
Increase in due from clearing brokers	(188,570)
Increase in commissions and rebates receivable	(48,797)
Increase in accounts receivable	(60,578)
Increase in note receivable	(63,296)
Increase in prepaid expenses and other assets	(27,436)
Decrease in securities purchased, not yet sold	163,383
Decrease in investment in securities at cost	276
Increase in deposits	(2,880)
Increase in due from related parties	(461,002)
Increase in broker payable	14,206
Increase in commissions payable	178,990
Decrease in securities sold, not yet purchased	(7,301)
Increase in accounts payable and accrued expenses	67,848
Total cash provided by operating activities	89,371
Net increase in cash	89,371
Cash and cash equivalents at the beginning of year	422,787
Cash and cash equivalents at the end of year	$ 512,158
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 52,490
Cash paid during the year for income taxes	$ 295,172

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company") was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company became a wholly-owned subsidiary of 1 DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in West Palm Beach, Florida and the Company operates branch offices throughout the United States, including a large branch office in San Francisco, California. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and fees as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through ADP Clearing and Outsource Services and Penson Financial Services, Inc. (the "Clearing Brokers").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers - Cash deposits with clearing brokers consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $275,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. At December 31, 2006, the Company had $319,529 in the clearing deposit accounts, the difference representing earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

Due from clearing brokers and commissions receivable - Due from clearing brokers and commissions receivable represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Securities transactions - Securities transactions including any commissions payable thereon are recorded on a trade date basis.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fees and other charges - Fees and other charges are recorded when the money is received. Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2006, were approximately $822.

Income taxes - The Company's operations are reported as part of the consolidated income tax return of its Parent. The income tax expense is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group, as if, each company were filing on an individual basis. Any monies due or payable are recorded in the Parent's intercompany account.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shared offices, administrative and occupancy expenses with its Parent and a related party corporation. The Company entered into a new management agreement with the Parent on March 28, 2006, which calls for a minimum management fee of $420,000 per annum, but also stipulates that the Company will pay all of its own expenses and the Parent will not be responsible for any of the Company expenses. The agreement may be canceled or modified with the approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2006, the Company paid management fees of $420,000.

Investment transaction - The Company owns a 2% interest in a limited liability corporation. The Company's investment of approximately $10,229 is reflected in other non-current assets. The membership agreement provides that the Company will be paid 50% of the profits or losses of the Company's profit center in the limited liability corporation. During the year ended December 31, 2006, the Company was paid approximately $8,240 as its membership interest of the profits and recorded a receivable of approximately $2,027 at December 31, 2006.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2006:

Website	$27,000
Less: Accumulated depreciation	(23,875)
	$ 3,125

During the year ended December 31, 2006, the Company recorded a write off of approximately $4,100 against furniture and equipment and its associated depreciation. No depreciation expense was recorded for the twelve months ended December 31, 2006.

5. INCOME TAX EXPENSE

The income tax expense is estimated at approximately 38%, which represents a combined rate for federal and state obligations. The tax expense of the Company is treated as if the Company remitted its liability to the Parent, and the intercompany accounts have been adjusted and recorded accordingly.

6. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for its main office space (2,356 square feet) in May 2001. During May 2003, the Company amended the lease to include an additional 1,189 square feet of space. The lease contains per annum escalation clauses of $.50 per square foot. The Company entered into a second amendment to its lease for the additional space during 2006, which space now terminates co-terminus with the original lease on May 16, 2009, with an option to renew that would extend the term for all space to 2014.

On August 15, 2002, the Company entered into a sublease agreement for its branch office in California. The term of the sublease, as amended, extends to September 30, 2007, and the rent during this period is $ 13,938 per month. The sublease contains no terms for renewal. On April 30, 2004, the Company leased additional space totaling 874 square feet at a monthly rental of approximately $620. The lease on the additional space extends through September 30, 2007.

6. COMMITMENT AND CONTINGENCIES (continued)

Rent expense for the year ended December 31, 2006 was $351,883. The following are future minimum lease payments as of December 31, 2006:

2007	$ 209,502
2008	77,962
2009	19,656
	$ 307,120

The Company is a defendant in arbitration claims filed by customers and a competitor in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims.

The Company maintains cash balances at two large national banks. One account is maintained in money market funds that are not insured. Accounts not invested in money market funds at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

The Company maintains accounts at its two Clearing Brokers. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time, and certain funds may be invested in money market accounts that are not insured.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($103,649 at December 31, 2006) or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2006, the net capital, as computed, was $1,733,250. Consequently, the Company had excess net capital of $1,629,601. At December 31, 2006, the percentage of aggregate indebtedness to net capital was approximately 89.7% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The were no differences in the net capital computation shown on the Company's December 31, 2006 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

1ST DISCOUNT BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 3,603,482
Deductions:	
Non-allowable assets	
Petty cash	269
Accounts receivable	184,268
Note receivable, plus interest	113,584
Furniture and fixtures, net	3,125
Intercompany receivables	1,014,478
Securities not readily marketable	10,229
Rebates receivable	103,347
Commissions receivable greater than 30 days old	70,386
Employee and commission advances	2,928
Intangibles, net	46,517
Prepaid expenses, deposits and other	204,617
Total non-allowable assets	1,753,748
Net capital before haircuts and securities positions	1,849,734
Haircuts:	
Money market accounts	17,502
Government securities	97,982
Worthless securities	1,000
	116,484
Net capital	1,733,250
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($103,649)	
Minimum dollar net capital requirement for this broker-dealer ($100,000)	
Net capital requirement (greater of above two requirements)	103,649
Net capital in excess of required minimum	$ 1,629,601
Excess net capital at 1000%	$ 1,577,776
Reconciliation:	
Net capital, per pages 9-11 of the December 31, 2006 unaudited Focus Report, as filed	$ 1,733,249
Rounding	1
Net capital, per December 31, 2006 audited report, as filed	$ 1,733,250

The accompanying notes are an integral part of these financial statements

1ST DISCOUNT BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

Total aggregate indebtedness:	
Accounts payable	$ 262,525
Accrued expenses	51,624
Due to clearing	250,079
Commissions payable	990,509
Aggregate indebtedness	$ 1,554,737
Total indebtedness recorded on the Statement of Financial Condition	$ 1,554,737
Percentage of aggregate indebtedness to net capital	89.7%

The accompanying notes are an integral part of these financial statement.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2006

1st Discount Brokerage, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.



LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors and Stockholder
1st Discount Brokerage, Inc.

In planning and performing our audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company") a wholly-owned subsidiary of 1 DB Financial, Inc., for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Moshley, Sland & Retoff, P.A.

February 21, 2007

END